Exhibit 99.1

Brooge Energy Reports 2023 First Six Months Revenue of USD 62.9 Million, an Increase of 122% as Compared to 2022 First Six Months

Total comprehensive income for the period totaled USD 37.4 million or USD 0.42 per basic and diluted earnings per share

Global demand for oil storage drives higher fixed storage rates

Management will host a conference call on Monday, October 9th at 10 a.m. ET

NEW YORK, Sept. 29, 2023 (GLOBE NEWSWIRE) -- Brooge Energy Ltd, (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, announced today its financial results for the first six months ending June 30, 2023. Management will host a conference call on Monday, October 9, 2023 at 10 a.m. ET and requests that all questions be submitted to BROG@KCSA.com by Wednesday, October 4, 2023 at 8 p.m. ET.

“Demand for oil storage remains very strong given the current global economic environment and we are benefiting not only from our strategic location, but also from our high-quality infrastructure and automated technology. For the first half of 2023, we are pleased to report revenue growth of 122% when compared to the previous year’s period. Our business benefited from higher fixed storage rates resulting in a net profit of USD 37.4 million or USD 0.42 per basic and diluted share, which is 8.6 times higher than the previous corresponding period. These positive results have been achieved while maintaining our exceptional health, safety and environment record, an achievement the Company is very proud of,” said Paul Ditchburn, Chief Financial Officer and Chair to the Office of the Chief Executive Officer of Brooge Energy.

Financial Results for the First Six Months Ending June 30, 2023

Gross profit for the first six months of 2023 totaled USD 51.8 million, an increase of 191%, as compared to USD 17.8 million for the first six months of 2022. Gross profit margin improved to 82% for the first six months of 2023 as compared to 63% for the first six months of 2022.

This gross profit increase was mainly attributable to revenue growth, which was driven by obtaining higher storage rates. Revenue for the first six months ending June 30, 2023 totaled USD 62.9 million as compared to USD 28.4 million for the first six months ending June 30, 2022, an increase of 122% over the previous corresponding period. Revenue primarily consists of fixed storage and handling fees, and to a less extent variable fees for ancillary services provided under a contract with its customers. Brooge Energy provided storage capacity of 1,001,388 cbm and related services to numerous oil traders and producers.

For the first six months ending June 30, 2023 the Company reported net profit for the period of USD 37.4 million or USD 0.42 per basic and diluted share as compared to USD 3.9 million or USD 0.04 per basic and diluted earnings per share for the first six months ending June 30, 2022.

As of June 30, 2023 the Company had cash and cash equivalents of USD 3.7 million and a restricted bank balance of USD 15.7 million. Total equity attributable to the shareholders totaled USD 142.5 million as of June 30, 2023 as compared to USD 105.1 million as of December 31, 2022.

Project Update and Highlights:

The Company announced it has successfully completed the Feasibility Study conducted by EY for its Green Ammonia Project in Abu Dhabi, United Arab Emirates, which aims to produce up to 700,000 MT of green ammonia per annum once fully completed. Green ammonia has gained widespread recognition as an efficient and clean carrier of green hydrogen, poised to play a crucial role in meeting global decarbonization targets by 2050. The Green Ammonia Project is led by Brooge Energy Limited’s 100% owned subsidiary Brooge Renewable Energy, which aims to produce renewable, carbon-free fuel using solar power. The Company recently announced that the technical study of its plant conducted by Thyssenkrupp Uhde has been completed and delivered.

In March 2023, Brooge Energy was awarded “Best Specialist Liquid Bulk Terminal of the Year 2023” and
“Safe and Secure Terminal of the Year” at The Global Ports Forum Awards, a highly respected ceremony within the global ports and terminal industry, in Dubai, UAE.

Conference Call Details

Date: Monday, October 9, 2023

Time: 10:00 a.m. Eastern Time

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1636497&tp_key=d7de7d3bfa

Dial-In Number: 1-877-425-9470 or 1-201-389-0878

UAE Toll Free: 800 035 703 290

Conference ID: 13741507

Deadline to Submit Questions: Wednesday, October 4, 2023 at 8 p.m. ET

Email to Submit Questions: BROG@KCSA.com

Replay: 1-844-512-2921 or 1-412-317-6671 (Access ID: 13741507)

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy (BRE), Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated shift towards green energy and targeted production at BRE’s planned Green Hydrogen and Green Ammonia plant and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com

Brooge Energy Limited

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

Period Ended June 30, 2023

(Figures in USD)

	June 30, 2023	June 30, 2022
	(6 Months)	(6 Months)
Revenue	62,912,327	28,399,372
Direct costs	(11,142,519)	(10,634,706)
Gross profit	51,769,808	17,764,666

Other income	122,516	23,154
General and administration expenses	(11,984,485)	(5,690,986)
Finance costs	(10,604,446)	(14,577,131)
Changes in fair value of derivative financial instruments	4,236,668	1,916,269
Change in estimated fair value of derivative warrant liability	3,827,570	4,458,069
Profit for the period	37,367,631	3,894,041
Other comprehensive income	Nil	Nil
Total comprehensive income for the period	37,367,631	3,894,041
Basic and diluted earnings per share	0.42	0.04

Brooge Energy Limited

Unaudited Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2023

(Figures in USD)

	June 30, 2023	December 31, 2022
ASSETS

Current Assets
Cash and cash equivalents	3,702,332	940,925
Restricted bank balance	7,166,795	7,319,056
Trade accounts receivable	17,299,953	5,275,047
Inventories	340,271	315,576
Other receivable and prepayments	1,791,122	724,093
Total Current Assets	30,300,473	14,574,697

Non-Current Assets
Restricted bank balance	8,500,000	8,500,000
Property, plant and equipment	439,379,303	426,040,639
Derivative financial instrument	13,499,964	9,263,296
Advances to contractor	15,006,262	15,223,215
Total Non-Current Assets	476,385,529	459,027,150
Total Assets	506,686,002	473,601,847

LIABILITIES AND EQUITY

Current Liabilities
Trade and accounts payable	19,293,465	17,242,748
Contract liabilities	6,494,933	6,222,055
Other payable	74,253,965	74,253,965
Derivative warrant liability	418,210	4,245,780
Borrowings	166,096,134	171,696,134
Lease liabilities	6,696,445	6,316,342
Total Current Liabilities	273,253,152	279,977,024

Non-Current Liabilities
Borrowings	1,584,536	1,782,603
Lease liabilities	87,011,275	84,557,069
Employees’ end of service benefits	284,438	134,200
Asset retirement obligation	2,090,278	2,056,259
Total Non-Current Liabilities	90,970,527	88,530,131

Equity
Share capital	8,804	8,804
Share premium	101,777,058	101,777,058
Statutory reserve	680,643	680,643
Retained earnings	(30,395,969)	(67,763,600)
Shareholder’s account	70,391,787	70,391,787
Total Equity Attributable to the Shareholders	142,462,323	105,094,692
Total Liabilities and Equity	506,686,002	473,601,847

Brooge Energy Limited

Unaudited Interim Condensed Consolidated Statement of Cash Flows

Period Ended June 30, 2023

(Figures in USD)

	June 30, 2023	June 30, 2022
	(6 Months)	(6 Months)
Cash Flow from Operating Activities

Profit for the period	37,367,631	3,894,041

Adjustments for:
Depreciation of property, plant and equipment	6,325,285	6,244,880
Interest on borrowings	8,952,688	9,225,972
Interest on lease liabilities	1,543,341	1,515,936
Provision for employees’ end of services benefits	180,867	108,179
Change in estimated fair value of derivative warrant liability	(3,827,570)	(4,458,069)
Changes in fair value of derivative financial instruments	(4,236,668)	(1,916,269)
Asset retirement obligation - accretion expense	34,019	32,930
Expected credit losses of trade accounts receivables	3,313,538	Nil
Write-off of trade accounts receivables	927,519	Nil

Changes in operating assets and liabilities
Increase in trade accounts and other receivable and prepayments	(17,332,992)	(5,640,482)
Increase in inventories	(24,695)	(27,006)
(Decrease) / Increase in trade accounts and other payable	(5,920,283)	17,004,529
Increase in contract liabilities	272,878	2,458,296
Payment of employees’ end of services benefits	(30,629)	Nil
Net cash flows generated from operating activities	27,544,929	28,442,937

Cash Flow from Investing Activities

Amount withdrawn from restricted bank account	152,261	3,106,502
Purchase and capitalization of property, plant and equipment	(7,530,827)	(15,489,367)
Net cash flows used in investing activities	(7,378,566)	(12,382,865)

Cash Flow from Financing Activities

Proceeds from borrowings	Nil	3,105,092
Repayment of borrowings	(7,198,067)	(7,728,288)
Payment of lease liabilities	(2,503,822)	(3,056,444)
Interest paid on borrowings	(7,703,067)	(8,241,981)
Movement in shareholder’s account	Nil	(574,868)
Net cash flows used in financing activities	(17,404,956)	(16,496,489)

Net change in cash and cash equivalents	2,761,407	(436,417)
Cash and cash equivalents at beginning of the period	940,925	1,452,316
Cash and cash equivalents at end of the period	3,702,332	1,015,899